Exhibit A

CORPORATE PARTICIPANTS

Joe Schepers

Sciele Pharma, Inc. - Director, IR

Patrick Forteau

Sciele Pharma, Inc. - CEO

Darrell Borne

Sciele Pharma, Inc. - EVP, CFO

CONFERENCE CALL PARTICIPANTS

David Buck

Buckingham Research - Analyst

Annabel Samimy

UBS - Analyst

Scott Henry

Roth Capital - Analyst

Scott Hirsch

Credit Suisse - Analyst

David Steinberg

Deutsche Bank - Analyst

PRESENTATION

Operator

Good day, everyone, welcome to the Sciele Pharma investor conference call to discuss the Shionogi acquisition conference call.  Today’s conference is being recorded.

Now at this time for opening remarks and introductions I’d like to turn the conference over to Mr. Joe Schepers, Director of Investor Relations. Please go ahead, sir.

Joe Schepers - Sciele Pharma, Inc. - Director, IR

Thank you, good afternoon and welcome to Sciele Pharma’s conference call to discuss the acquisition of Sciele by Shionogi & Co. Ltd. I’m Joe Schepers, Sciele’s Director of Investor Relations; Our speaker on the call today is Patrick Forteau, Chief Executive Officer; also with us today are Ed Schutter, President and Chief Operating Officer; Darrell Borne, EVP and Chief Financial Officer; and Dr. Larry Dillaha, EVP and Chief Medical Officer.

Please note that this presentation contains forward-looking statements which are subject to risks, uncertainties and other factors beyond the Company’s control that may cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements. These risks, uncertainties and other factors include but are not limited to those described under business risk factors of our annual report on Form 10-K for the year ended December 31, 2007, and our quarterly reports on Form 10-Q as filed with the SEC. The Company does not undertake to update the forward-looking statements to reflect future events or circumstances. I will now turn the call over to Patrick.

Patrick Forteau - Sciele Pharma, Inc. - CEO

Thank you, Joe. As all of you know by now we are having this conference call to discuss the acquisition of Sciele Pharma by Shionogi & Co. Ltd. This transaction has been approved by the Boards of Director at both Sciele and Shionogi. Under the term of the agreement Shionogi will make a cash tender offer for Sciele shares and subsequently acquire Sciele by executing a cash merger.

We disclosed in our press release that Shionogi will acquire all of Sciele’s outstanding shares of common stock for $31 per share for a total purchase price of approximately $1.1 billion. This is a premium of approximately 57% based on the average stock price over the last six months. In connection with the share purchase Shionogi will also offer to repurchase the Company’soutstanding convertible debt. Upon completion of the acquisition Sciele will become an indirect wholly-owned subsidiary of Shionogi and will continue operation as a standalone business unit. The acquisition is subject to clearance and as a Hart-Scott-Rodino Antitrust Improvement Act and other customary conditions.

We will retain the name Sciele, keep our headquarters in Atlanta and retain our salesforce throughout the United States. This transaction will not result in any job reduction at Sciele. This combination of Shionogi and Sciele is very exciting and their whole executive team is committed to remaining as a Company and to continue managing Sciele for the long-term.

As most of you know, we have launched five new products this year and we have built a significant pipeline of product that we plan to launch in the coming years. Shionogi gives us the financial strength and flexibility to execute the launch of these products. Shionogi’s intention is to significantly expand its presence in the United States. Shionogi selected Sciele as the ideal company to accomplish this objective for them. The therapeutic areas of both companies complement each other and Sciele will provide a broad product portfolio and an extensive pipeline of products. We provide Shionogi with sales and marketing experience in the US, expertise in late-stage clinical development and regulatory filings with the FDA, and with our strong business development group which has been very active in bringing new product to the Company during the last two years, Shionogi is relying on our sales, marketing, clinical, and regulatory and PD group to continue to deliver strong growth.

While Shionogi does not currently have a strong commercial presence in the US, they do have the potential to bring to the US market products that have significant potential. An example of this is Crestor which was discovered by Shionogi. We are excited about several products that are currently in the pipeline such as an anti obesity drug that may have significant potential. Shionogi believes and we believe that Sciele can provide the solid base from which to launch this product when they are introduced in the US market. We have built a successful Company primarily because of the dedication and effort of all of our employees over the past several years. Shionogi will rely on Sciele to continue to operate its — on its business platform which has driven consistent growth, earnings and revenue. Speed of execution, innovation, simplicity, teamwork and our entrepreneurial spirit will remain an essential part of our continued success.

At this time I want to thank all of our employees for their efforts and our shareholders for their support and confidence they placed in our management team. I know that many of you have been long-term shareholders of our Company. I also want to thank all of the sales side analysts for all their efforts on covering Sciele as we have grown and evolved in a leading specialty pharma Company in the United States. It has been a real pleasure working with you as we have based our successful Company. We will now take questions and we will take only questions that are related to this transaction. Operator, please open the floor. Hello? Hello?

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS) Our first question today will come from David Buck with Buckingham Research.

David Buck - Buckingham Research - Analyst

Thanks for taking the question. First, congratulations to everybody on the premium. I just had a question on the timing of the deal. Obviously, Patrick, you have a pipeline that you’re excited about and there was the near term overhang concern about the Sular switch, but what led to the timing now in terms of selling out and was this something that yourselves and your Board had been seeking or was it an offer that came to you and how many parties were involved in the talks? Thanks.

Patrick Forteau - Sciele Pharma, Inc. - CEO

Thank you, David, thank you for your nice comments. Indeed, David, you’re perfectly right, we are and we were excited about our pipeline. What happened is that we were approached directly by Shionogi in early June. Shionogi has done a very thorough analysis of the US market and the best way for them to access the US market, and apparently we came on top of their list. Their approach to us, we developed what I believe is a very fruitful relationship. In the process our Board has followed what is absolutely fiduciary responsibility in making sure that not only Shionogi was involved but we made sure also as well that some of the party could get involved also as well. So bottom line when we looked at making the deal what we found is that Shionogi is an ideal partner in terms of complementarity. They’re strong Phase I, Phase II, they don’t have strong US presence, we have strong sales and marketing and strong business development. We also like the fact that they wanted us to continue operating completely independently and with a view to maximize our potential on the medium to long-term. So all of those factors were key in us taking the decision to indeed enter into serious final negotiations with Shionogi.

David Buck - Buckingham Research - Analyst

Okay. Thank you.

Operator

Our next question will come from Annabel Samimy with UBS.

Annabel Samimy - UBS - Analyst

Just a follow-on on the last question, in that process of carrying out their fiduciary responsibility, did they seek out other bids from other companies while you were doing your due diligence with Shionogi? And, separately, are there any various contingencies that would prevent the deal from going through?

Darrell Borne - Sciele Pharma, Inc. - EVP, CFO

Annabel, this is Darrell, we’ll be filing a 14-D-9 along with a tender offer over the course of the next two weeks. In there you will see all the disclosures and clearly as Patrick had mentioned the Board has done what they have to do, as you can appreciate from a fiduciary standpoint to ensure that they were able to get the best offer.

Annabel Samimy - UBS - Analyst

Okay. Great.

Operator

Our next question will come from Scott Henry with Roth Capital.

Scott Henry - Roth Capital - Analyst

Thank you. Just specifically if I could ask the question on contingencies. Is there a breakup fee on the transaction?

Darrell Borne - Sciele Pharma, Inc. - EVP, CFO

There will be a — there is the potential for a breakup fee, yes, but again that will be part of the 14-D-9 filing.

Scott Henry - Roth Capital - Analyst

And just qualitatively I guess the next step will be getting the majority of shareholders in favor. Do you have any kind of qualitative comments, have you done any surveying of your shareholders, any thoughts on that process?

Darrell Borne - Sciele Pharma, Inc. - EVP, CFO

We have not at this point, clearly as Patrick had mentioned we’ve spent a lot of time negotiating the deal with Shionogi. Obviously their Board of Directors, as well as ours, are in favor of the deal and, as you see from the script, the average purchase price is 57% over the premium that has been Sciele share price over the last six months. So clearly as you’ll see from the SEC filings of whatnot, we are doing what we believe the appropriate thing for the shareholders.

Scott Henry - Roth Capital - Analyst

Thank you for taking the questions and congratulations.

Darrell Borne - Sciele Pharma, Inc. - EVP, CFO

Thank you.

Operator

We’ll next move on to Scott Hirsch with Credit Suisse.

Scott Hirsch - Credit Suisse - Analyst

Hi, guys.

Darrell Borne - Sciele Pharma, Inc. - EVP, CFO

Hey, Scott?

Scott Hirsch - Credit Suisse - Analyst

Just two quick questions and maybe it is part of the 14-D, but are there are any FTC issues that are known at this point, there’s no divestments that are necessary?

Darrell Borne - Sciele Pharma, Inc. - EVP, CFO

Not that we’re aware of at this point. Obviously when we do the Hart-Scott-Rodino filing we’ll have a chance for the feds to weigh in to see if there is anything there. But what you’ll find is the folks at Shionogi do not have a US sales presence other than I believe there is one antibiotic product that they’re selling here which is very small. So there really isn’t a whole lot of overlap.

Scott Hirsch - Credit Suisse - Analyst

And just refreshing my memory, so there aren’t any real events over the next 30 days that could derail or do anything else? The only thing we know about is a [Glyco] filing? There is nothing that would otherwise be a catalyst, right?

Darrell Borne - Sciele Pharma, Inc. - EVP, CFO

You’re right. Like we said, we’re planning on filing the TO and the 14-D-9 over the next course of the next two weeks and then at that point, along with the HSR and then at that part we’re waiting from the tenders from the shareholders as well as the weighing in from the feds on the HSR.

Scott Hirsch - Credit Suisse - Analyst

Congratulations.

Darrell Borne - Sciele Pharma, Inc. - EVP, CFO

Thank you very much.

Operator

(OPERATOR INSTRUCTIONS) Our next question coming from David Steinberg from Deutsche Bank.

David Steinberg - Deutsche Bank - Analyst

Thanks, Patrick and Darrell, congratulations.

Patrick Forteau - Sciele Pharma, Inc. - CEO

Thank you, David.

David Steinberg - Deutsche Bank - Analyst

Just a question. There is some reports out of Japan there were multiple bidders. I wonder if you could comment on whether that is correct or not?

Darrell Borne - Sciele Pharma, Inc. - EVP, CFO

David, as you’ll find, as you go through the 14-D-9 filing that we’ll be sharing with everyone as we file that there were clearly other parties that had interest in Sciele, but at the end of the day Shionogi was the one that we thought was best for the shareholders.

David Steinberg - Deutsche Bank - Analyst

Fair enough. Patrick?

Patrick Forteau - Sciele Pharma, Inc. - CEO

Yes.

David Steinberg - Deutsche Bank - Analyst

Are you familiar with the expression selling ice to Eskimos?

Patrick Forteau - Sciele Pharma, Inc. - CEO

What do you mean by that?

David Steinberg - Deutsche Bank - Analyst

How did you pull it off at $31?

Darrell Borne - Sciele Pharma, Inc. - EVP, CFO

We believe that that’s a very fair price for our shareholders, thank you.

David Steinberg - Deutsche Bank - Analyst

Thanks.

Darrell Borne - Sciele Pharma, Inc. - EVP, CFO

Okay.

Operator

And that does concludes our question-and-answer session for today. I’ll now turn the conference back over to our speakers for additional or closing remarks.

Patrick Forteau - Sciele Pharma, Inc. - CEO

Well, thank you very much, as I mentioned earlier, I wanted to thank all of our shareholders and all of the sell side analysts that have been supporting us for their support. We have always driven to enhance shareholder value and I’m glad that we have been able to do so. Thank you very much, and talk to you, I hope, soon.

Operator

That does conclude today’s teleconference. We would like to thank everyone for their participation and wish everyone a great day.